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                               September 9, 2022

       Charles Lauber
       Executive Vice President and Chief Financial Officer
       A. O. Smith Corporation
       11270 West Park Place
       Milwaukee, Wisconsin 53224

                                                        Re: A. O. Smith
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 11,
2022
                                                            File No. 001-00475

       Dear Mr. Lauber:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your Corporate Responsibility
                                                        & Sustainability Report
(   CRS Report   ) than you provided in your SEC filings. Please
                                                        advise us what
consideration you gave to providing the same type of climate-related disclosure in your SEC
filings as you provided in your CRS Report.
       Risk Factors, page 7

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as market trends that may alter business
opportunities, credit risks, or technological changes.
   3. We note your disclosure regarding environmental litigation on page 13. Please disclose any material litigation
risks related to climate change and explain the potential impact to
 Charles Lauber
A. O. Smith Corporation
September 9, 2022
Page 2
         the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
19

4. It appears you have identified climate-related projects in your CRS Report, such as energy efficiency projects to lessen environmental impacts. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects.
         Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased competition to develop innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produced material greenhouse gas emissions.
6. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
             quantification of weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers; and
             any weather-related impacts on the cost or availability of insurance.
         Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods as part of your response, as applicable.
7. We note your disclosure on page 26 about compliance costs related to federal, foreign, state, and local environmental laws. Please tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.
8. If material, please provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of
FirstName LastNameCharles Lauber
       operations. Include quantitative information regarding these types of transactions for each
Comapany    NameA.
       of the  periodsO.
                       forSmith
                           whichCorporation
                                 financial statements are presented in your
Form 10-K and for
       future
September   9, periods as part
               2022 Page   2 of your response.
FirstName LastName
 Charles Lauber
FirstName
A. O. SmithLastNameCharles Lauber
            Corporation
Comapany 9,
September  NameA.
              2022 O. Smith Corporation
September
Page 3     9, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Ethan Horowitz at 202-551-3311 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing